EXHIBIT 99.1

10 June 2022

National Grid plc ('National Grid' or 'Company')

Scrip Dividend for 2021/22 Final Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 6 June 2022, the 2021/22 final dividend record date. A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2021/22 final dividend is 1,106.80 pence.  This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Share (ADS) holders, the scrip ADS reference price for the 2021/22 final dividend is US$69.3576. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADS) and by the average US$ rate for the equivalent dates.

The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section or from Equiniti (0800 169 7775).

2021/22 final dividend timetable:

19 May 2022	2021/22 full year results and final dividend amount declared – 33.76 pence per ordinary share; $2.0929 per ADS*
1 June 2022	Ordinary shares go ex-dividend for 2021/22 final dividend
3 June 2022	ADSs go ex-dividend for 2021/22 final dividend
6 June 2022	Record date for 2021/22 final dividend
10 June 2022	Scrip reference price announced
11 July 2022	2022 AGM
20 July 2022	Scrip election date for 2021/22 final dividend (5.00pm London time)
17 August 2022	2021/22 final dividend paid to qualifying shareholders

 * The figure shown is gross of a $0.02 per ADS final dividend fee which will be applied to cash distributions made to ADS holders in relation to the 2021/22 final dividend. This fee does not apply to ADSs received through the scrip dividend.

Megan Barnes
Head of Company Secretariat